Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

No. 2008-MTNDD227

(Related to the Pricing Supplement, Dated March 25, 2008)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

558,000 Buffer Notes

Based Upon the Nasdaq-100 Index®

Due April 8, 2010

$10.00 per Note

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

March 25, 2008

2	Buffer Notes

BUFFER NOTES

Based Upon the Nasdaq-100 Index®

Due April 8, 2010

This Offering Summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Final Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the Nasdaq-100 Index® due 2010 (the “Notes”), are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Nasdaq-100 Index® during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the value of the Nasdaq-100 Index® and limited protection against a decline of more than 10% in the value of the Nasdaq-100 Index®. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 2 years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

O

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment based on the percentage change in the value of the Nasdaq-100 Index® from the Pricing Date to the Valuation Date, which may be greater than, equal to, or less than your initial investment in the Notes. We refer to the percentage change in the closing value of the Nasdaq-100 Index® from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the Nasdaq-100 Index® is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the index’s percentage appreciation and (iii) 300%, subject to a maximum total return on the Notes of 25% (approximately 12.33% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Value of the Nasdaq-100 Index® is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (1) the Index Percentage Change (which will be negative) and (2) 10%. Thus, if the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value (regardless of the value of the Nasdaq-100 Index® at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your investment in the Notes. Because the maximum total return over the term of the Notes is limited to 25% (approximately 12.33% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than $12.50 per Note.

Buffer Notes	3

O

No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the Nasdaq-100 Index®.

O

No Principal Protection. While the Notes provide limited protection against the decline in the value of the Nasdaq-100 Index®, the Notes are not principal protected. If the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value, the maturity payment you will receive will equal $10 principal amount per Note plus the product of (i) the $10 principal amount per Note and (ii) the sum of (1) the Index Percentage Change (which will be negative) and (2) 10%. Thus, if the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value (regardless of the value of the Nasdaq-100 Index® at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

O

Investors looking for potential enhanced upside exposure to the Nasdaq-100 Index®, subject to a maximum total return on the Notes of 25% (approximately 12.33% per annum on a simple interest basis) of the principal amount of the Notes

O	Investors willing to accept downside exposure to the Nasdaq-100 Index® with limited protection

O	Investors who seek to add an equity index-linked investment to further diversify their portfolio

O

Current or prospective holders of exchange-traded funds and index funds benchmarked to any of the stocks comprising the Nasdaq-100 Index® who are willing to accept the downside risk in the Nasdaq-100 Index®, subject to limited protection against loss

4	Buffer Notes

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the Nasdaq-100 Index® Due April 8, 2010
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa3 / AA- (Moody’s / S&P) based upon the Citigroup Inc. guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	March 25, 2008
Issue Date:	March 28, 2008
Valuation Date:	April 5, 2010
Maturity Date:	April 8, 2010
Issue Price:	$10 per Note
Coupon:	None
Underlying Index:	The Nasdaq-100 Index®
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

•   If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Index Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

   The Upside Participation Rate will equal 300%. Because the maximum total return on the Notes is limited to 25% (approximately 12.33% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $12.50 per Note.

•   If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•   If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 x (Index Percentage Change + 10%)

   Thus, if the value of the Nasdaq-100 Index® decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	1,824.54
Ending Value:	The closing value of the Nasdaq-100 Index® on the Valuation Date
Upside Participation Rate:	300%

Buffer Notes	5

Listing:	The Notes will not be listed on any exchange.

Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.00	$5,580,000.00
	Underwriting Discount:	$0.225	$125,550.00
	Proceeds to Citigroup Funding Inc.:	$9.775	$5,454,450.00
Sales Commission Earned:	$0.20 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	17313G704

Benefits of the Notes

O

Limited Enhanced Participation in any Appreciation of the Nasdaq-100 Index®.    The return on the Notes, if any, is based upon the performance of the Nasdaq-100 Index® . If the Ending Value of the Nasdaq-100 Index® exceeds its Starting Value, your participation in the basket’s appreciation will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of 25% (approximately 12.33% per annum on a simple interest basis) of the principal amount of the Notes.

O

Some Protection Against Loss.    At maturity you will receive your original investment in the Notes even if the Ending Value of the Nasdaq-100 Index® has declined from its Starting Value, as long as the Ending Value is not less than 90% of its Starting Value. In this case, you will not suffer the same loss that a direct investment in the Nasdaq-100 Index® would produce. However, if the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value, the amount you receive at maturity will be less than your initial investment in the Notes.

O	Diversification. The Notes are linked to the Nasdaq-100 Index® and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the Nasdaq-100 Index® from the Pricing Date to the Valuation Date. If the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the value of the Nasdaq-100 Index® exceeded its Starting Value at one or more times over the term of the Notes.

O	Appreciation is Limited. The maximum total return on the Notes will be limited to 25% (approximately 12.33% per annum on a simple interest basis) of the principal amount of

6	Buffer Notes

the Notes. If the Ending Value of the Nasdaq-100 Index® exceeds its Starting Value by more than 25%, the Notes will provide less opportunity for appreciation than an investment in the stocks comprising the Nasdaq-100 Index® or in a similar security that is directly linked to the appreciation of the Nasdaq-100 Index® and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Nasdaq-100 Index®.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the Nasdaq-100 Index® does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Exchange Listing and Secondary Market.    The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

O

The Resale Value of the Notes May Be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Nasdaq-100 Index®, interest rates, the earnings performance of the issuers of the stocks included in the Nasdaq-100 Index®, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Nasdaq-100 Index® or other instruments, such as options, swaps or futures, based upon the Nasdaq-100 Index® or the stocks included in the Nasdaq-100 Index®, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O	The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this Offering Summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also

Buffer Notes	7

possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this Offering Summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the value of the Nasdaq-100 Index® on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Nasdaq-100 Index® subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what

8	Buffer Notes

guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

O	such gain is not effectively connected with a U.S. trade or business of such holder, and

O

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to Non-U.S. Holders under the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the Nasdaq-100 Index®

Unless otherwise stated, we have derived all information regarding the Nasdaq-100 Index® provided in this Offering Summary, including its composition, method of calculation and changes in components, from The Nasdaq Stock Market, Inc., which we refer to as Nasdaq, or other publicly available sources. Such information reflects the policies of, and is subject to change by, Nasdaq. Nasdaq is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nasdaq-100 Index® at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Nasdaq-100 Index®.

The Nasdaq-100 Index® is a modified capitalization-weighted index of 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market based on market capitalization. The Nasdaq-100 Index® was first published in January 1985 and includes companies across a variety of major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. Current information regarding the market value of the Nasdaq-100 Index® is available from Nasdaq, as well as numerous market information services.

The Nasdaq-100 Index® share weights of the component securities, or underlying stocks (the “Underlying Stocks”), of the Nasdaq-100 Index® at any time are based upon the total shares

Buffer Notes	9

outstanding in each of the 100 securities in the Nasdaq-100 Index® and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the Underlying Stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each Underlying Stock’s influence on the value of the Nasdaq-100 Index® is directly proportional to the value of its Nasdaq-100 Index® share weight. At any moment in time, the value of the Nasdaq-100 Index® equals the aggregate value of the then current Nasdaq-100 Index® share weights of each of the component 100 Underlying Stocks multiplied by each such security’s respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the “divisor”) which becomes the basis for the reported Nasdaq-100 Index® value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index® reporting purposes.

THE NASDAQ-100 INDEX® DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Historical Data on the Nasdaq-100 Index®

Monthly Closing Values

The following table sets forth the closing value of the Nasdaq-100 Index® for each month in the period from January 2003 through February 2008. These historical data on the Nasdaq-100 Index® are not indicative of the future performance of the Nasdaq-100 Index® or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Nasdaq-100 Index® during any period set forth below is not an indication that the Nasdaq-100 Index® is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	983.05	1493.08	1519.63	1710.75	1792.28	1841.42
February	1009.74	1470.38	1511.02	1670.57	1761.65	1745.27
March	1018.66	1438.41	1482.53	1703.66	1772.36	—
April	1106.06	1401.36	1420.79	1700.71	1867.75	—
May	1197.89	1466.22	1542.63	1579.58	1928.19	—
June	1201.69	1516.64	1493.52	1575.23	1934.10	—
July	1276.94	1400.39	1605.14	1509.43	1932.06	—
August	1341.20	1368.68	1581.71	1579.73	1988.73	—
September	1303.70	1412.74	1601.66	1654.13	2091.11	—
October	1416.39	1486.72	1579.18	1732.54	2238.98	—
November	1424.25	1571.50	1672.56	1791.25	2089.10	—
December	1467.92	1621.12	1645.20	1756.90	2084.93	—

10	Buffer Notes

Historical Graph

The following graph illustrates the historical performance of the Nasdaq-100 Index® based on the daily closing values from January 2, 2003 to March 25, 2008. Past values of the Nasdaq-100 Index® are not indicative of future values of the Nasdaq-100 Index®.

On March 25, 2008, the closing value of the Nasdaq-100 Index® was 1824.54.

Additional information on the Nasdaq-100 Index®, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the Nasdaq-100 Index®.” All such disclosures in the pricing supplement and the information on the Nasdaq-100 Index® provided in this Offering Summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Nasdaq-100 Index®.

License Agreement

The Nasdaq Stock Market, Inc. (“Nasdaq”) and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Nasdaq in connection with certain financial instruments, including the Notes.

The license agreement between Nasdaq and Citigroup Global Markets provides that the following language must be stated in this Offering Summary.

Buffer Notes	11

The Notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nasdaq 100 Index® to track general stock market performance. The Corporations’ only relationship to Citigroup Global Markets Inc. and its affiliates (the “Licensee”) is in the licensing of the Nasdaq 100®, Nasdaq 100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index® which is determined, composed and calculated by Nasdaq without regard to the Licensee or the Notes. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Nasdaq 100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE NASDAQ 100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of Nasdaq-100 Index®. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per Note

O	Starting Value: 1782.00

O	Upside Participation Rate: 300%

O	Buffer Value: 10%

O	Maturity: 2 years

O	Maximum Total Return: 23.50% (11.75% per annum on a simple interest basis)

12	Buffer Notes

Table of Hypothetical Payments at Maturity(1)

Hypothetical Ending Value of the Nasdaq-100 Index®	Hypothetical Nasdaq-100 Index® Percentage Change[2]	Hypothetical Return on Notes[3]	Hypothetical Per Annum Return on Notes[4]	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.00	-100.00%	-90.00%	-45.00%	-$9.00	$1.00
178.20	-90.00%	-80.00%	-40.00%	-$8.00	$2.00
356.40	-80.00%	-70.00%	-35.00%	-$7.00	$3.00
534.60	-70.00%	-60.00%	-30.00%	-$6.00	$4.00
712.80	-60.00%	-50.00%	-25.00%	-$5.00	$5.00
891.00	-50.00%	-40.00%	-20.00%	-$4.00	$6.00
1069.20	-40.00%	-30.00%	-15.00%	-$3.00	$7.00
1247.40	-30.00%	-20.00%	-10.00%	-$2.00	$8.00
1425.60	-20.00%	-10.00%	-5.00%	-$1.00	$9.00
1603.80	-10.00%	0.00%	0.00%	$0.00	$10.00
1782.00	0.00%	0.00%	0.00%	$0.00	$10.00
1871.10	5.00%	15.00%	7.50%	$1.50	$11.50
1960.20	10.00%	23.50%	11.75%	$2.35	$12.35
2049.30	15.00%	23.50%	11.75%	$2.35	$12.35
2138.40	20.00%	23.50%	11.75%	$2.35	$12.35
2227.50	25.00%	23.50%	11.75%	$2.35	$12.35
2316.60	30.00%	23.50%	11.75%	$2.35	$12.35
2405.70	35.00%	23.50%	11.75%	$2.35	$12.35
2494.80	40.00%	23.50%	11.75%	$2.35	$12.35
2583.90	45.00%	23.50%	11.75%	$2.35	$12.35
2673.00	50.00%	23.50%	11.75%	$2.35	$12.35

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the Nasdaq-100 Index®.
(3)	The percentage return for the entire term of the Notes limited to the hypothetical 23.50% maximum total return.
(4)	Calculated on a simple interest basis.

Buffer Notes	13

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the closing value of the Nasdaq-100 Index® is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Nasdaq-100 Index® is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Note Return Amount” and “—Discontinuance of the Nasdaq-100 Index®” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Nasdaq-100 Index®,” “Nasdaq-100®,” and “Nasdaq®” are trademarks of The Nasdaq Stock Market, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by The Nasdaq Stock Market, Inc. The Notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. does not make any warranties or bear any liability with respect to the Notes.

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